Filed Pursuant to Rule 424(B)(3)
Registration No. 333-108079
Prospectus Supplement to Prospectus dated August 27, 2003.

9,317,275 Shares

Common Stock

       Forstmann Little & Co. Equity Partnership-V, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P., identified in this prospectus supplement and the accompanying prospectus together as the selling stockholders, are offering 9,317,275 shares of the common stock of The Yankee Candle Company, Inc. We are not selling any shares of common stock under this prospectus supplement and the accompanying prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. We are purchasing from the underwriter 2,000,000 of the 9,317,275 shares covered by this prospectus supplement at a price of $23.25 per share.

       The common stock is listed on the New York Stock Exchange under the symbol “YCC.” The last reported sale price of the common stock on September 3, 2003 was $24.08 per share.

       See “Risk Factors” beginning on page 2 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$23.60	$219,187,690.00	(1)
Underwriting discount(2)	$0.35	$2,561,046.25
Proceeds, before expenses, to the selling stockholders	$23.25	$216,626,643.75

(1)	The total initial price to public reflects the sale of 2,000,000 shares of common stock to us at a price of $23.25 per share.

(2)	In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed upon with such purchasers. Goldman, Sachs & Co. will receive no underwriting discount or commission on the sale of 2,000,000 shares of common stock to us.

       Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on September 8, 2003.

Goldman, Sachs & Co.

Prospectus Supplement dated September 3, 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT
THE OFFERING
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
SELLING STOCKHOLDERS
UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
YANKEE CANDLE
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

ABOUT THIS PROSPECTUS SUPPLEMENT

       This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the common stock being offered by the selling stockholders. The second part, the accompanying prospectus dated August 27, 2003, gives more general information about the common stock which may be sold by the selling stockholders and about Yankee Candle. You should read the entire prospectus supplement, the accompanying prospectus, as well as the information incorporated by reference in the accompanying prospectus, before making an investment decision.

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Under no circumstances should the delivery to you of this prospectus supplement and the accompanying prospectus or any sale made pursuant to this prospectus supplement create any implication that the information contained in this prospectus supplement and the accompanying prospectus is correct as of any time after the date of this prospectus supplement.

       In this prospectus supplement, when we refer to Yankee Candle and use phrases such as “we,” “our” and “us,” we are referring to The Yankee Candle Company, Inc. and its subsidiaries as a whole, except where it is clear from the context that any of these terms refers only to The Yankee Candle Company, Inc. Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “$” or “dollars” are to the lawful currency of the United States.

THE OFFERING

Common stock offered by the selling stockholders	9,317,275 shares

Common stock outstanding before and after the offering	53,411,789 shares(1)

Use of proceeds	We will not receive any proceeds from the offering.

New York Stock Exchange Symbol	YCC

(1)	Information regarding the number of shares of common stock outstanding is as of September 3, 2003. The number of outstanding shares does not include 1,820,770 shares of common stock issuable upon the exercise of outstanding stock options and does not reflect our purchase of 2,000,000 shares of common stock covered by this prospectus supplement.

       All of the shares of common stock in this offering are being sold by the selling stockholders. As of September 3, 2003, the selling stockholders held approximately 17.44% of our outstanding common stock.

USE OF PROCEEDS

       We will not receive any proceeds from the sale of the common stock covered by this prospectus supplement.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

       Our common stock has been traded on the New York Stock Exchange since July 1, 1999 under the symbol “YCC.” Prior to that time, there was no public market for our common stock. For the fiscal periods indicated, the high and low prices per share of our common stock as reported on the New York Stock Exchange-Composite Transaction Reporting System were as follows:

	High	Low

2001
First quarter	$18.95	$10.56
Second quarter	19.98	12.88
Third quarter	19.09	15.70
Fourth quarter	22.93	16.86

2002
First quarter	23.65	18.29
Second quarter	27.68	20.00
Third quarter	26.71	16.50
Fourth quarter	20.00	13.80
2003
First quarter	18.19	15.25
Second quarter	24.20	16.64
Third quarter (through September 3, 2003)	25.15	22.26

       On September 3, 2003, the closing sale price as reported on the New York Stock Exchange-Composite Transaction Reporting System for our common stock was $24.08 per share. As of September 2, 2003, there were approximately 598 holders of record of our common stock. This does not include the number of persons whose stock is in nominee or “street name” accounts through brokers.

       We have never paid a cash dividend on our common stock as a public company and we do not currently intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, our financial condition, contractual and legal restrictions, and other factors deemed relevant by our board of directors. Under the terms of our existing credit agreement (which is scheduled to expire on June 30, 2004), we may not declare or pay dividends on our common stock unless our ratio of consolidated total debt to consolidated EBITDA (as defined in our credit agreement) is less than or equal to 2:1 or our aggregate principal amount of loans and letters of credit outstanding is less than $100 million. Although we currently meet this requirement, we do not currently intend to pay dividends.

       On May 9, 2003, we announced that our board of directors has authorized the repurchase of up to $100 million of our common stock from time to time on the open market or in privately negotiated transactions. The repurchase program is being funded using cash generated from operating activities and/or borrowings under our credit agreement. The terms, timing and amount of any shares repurchased are determined by our management and a committee of our board of directors, based on their evaluation of market conditions and other factors. We are purchasing, under this repurchase program, 2,000,000 shares of common stock covered by this prospectus supplement.

SELLING STOCKHOLDERS

       Of the 9,317,275 shares of common stock being offered by the selling stockholders, 5,617,769 shares are being offered by Forstmann Little & Co. Equity Partnership-V, L.P. and 3,699,506 shares are being offered by Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. See “Selling Stockholders” in the accompanying prospectus for more information about the stock ownership of the selling stockholders.

UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

       The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that acquires our common stock pursuant to this offering. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

       An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

       This discussion does not consider:

•	U.S. state or local or non-U.S. tax consequences;

•	all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as certain financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment or risk-reduction transaction.

       The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change or varying interpretations, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of Section 1221 of the Code. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

       We do not anticipate paying dividends on our common stock in the foreseeable future. See “Price Range of Common Stock and Dividend Policy.” In the event, however, that we make cash distributions on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

       Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

       Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

       A non-U.S. holder that claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

•	in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

•	in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

       A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. federal income tax law and the certification requirements applicable to it.

       A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing the required information with the U.S. Internal Revenue Service in a timely manner.

Gain on Disposition of Common Stock

       A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated U.S. federal income tax rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

       Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, actually or constructively, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

       Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

       Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide an Internal Revenue Service (“IRS”) Form W-8BEN certifying that you are a non-U.S. holder or you otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption. We and other payors are required to report payments of dividends on your common stock on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

       The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

•	the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

       If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide an IRS Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

       You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing the required information with the IRS.

UNDERWRITING

       The company, the selling stockholders and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the 9,317,275 shares offered hereby.

       Shares sold by Goldman, Sachs & Co. to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. If all the shares are not sold at the initial price to public, Goldman, Sachs & Co. may change the offering price and the other selling terms. The company is purchasing from Goldman, Sachs & Co. 2,000,000 shares of the 9,317,275 shares of common stock covered by this prospectus supplement, at a price of $23.25 per share. Goldman, Sachs & Co. will receive no underwriting discount or commission on the sale of such 2,000,000 shares of common stock to us.

       The company has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of the common stock or securities convertible into or exchangeable or exercisable for any shares of the common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Goldman, Sachs & Co. for a period of 60 days after the date of this prospectus supplement.

       The company’s executive officers and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the common stock or securities convertible into or exchangeable or exercisable for any shares of the common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any of these transactions are to be settled by delivery of the common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman, Sachs & Co. for a period of 60 days after the date of this prospectus supplement.

       The restrictions described in the previous two paragraphs do not apply to:

•	the sale of the shares to the underwriter;

•	the issuance by the company of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement;

•	the granting of stock options and/or restricted stock units pursuant to the company’s existing employee benefit plans and to directors in connection with their initial appointment to the board of directors, provided that these options, other than director options, do not become exercisable and these units do no vest during the 60-day period; and

•	transactions by any person other than the company relating to shares of common stock or other securities acquired in open market or other transactions after the completion of this offering.

       In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. The underwriter must close out any short position by purchasing shares in the open market.

Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of the offering.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

       The company estimates that its share of the total expenses of the offering will be approximately $175,000.

       Both the company and the selling stockholders have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

       Goldman, Sachs & Co. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

       Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for Yankee Candle by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters related to the offering will be passed upon for the underwriter by Dewey Ballantine LLP, New York, New York.

PROSPECTUS

9,317,275 Shares

The Yankee Candle Company, Inc.

Common Stock

      Forstmann Little & Co. Equity Partnership-V, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P., identified in this prospectus together as the selling stockholders, may offer from time to time all or any portion of the shares covered by this prospectus. We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the New York Stock Exchange under the symbol “YCC.”

      The selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled “Plan of Distribution” on page 9.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of this prospectus.

      At the time a particular offer of shares is made, we will, if required, set forth the terms of the offering in a supplement to this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      Our principal executive offices are located at 16 Yankee Candle Way, South Deerfield, Massachusetts 01373 and our telephone number at that address is (413) 665-8306.

The date of this prospectus is August 27, 2003.

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, the selling stockholders may sell the securities described in this prospectus in one or more offerings. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. We have provided to you in this prospectus a general description of the shares of common stock the selling stockholders may offer. Each time the selling stockholders sell securities, we will, if required, provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus.

      You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

      In this prospectus, when we refer to Yankee Candle and use phrases such as “we,” “our” and “us,” we are referring to The Yankee Candle Company, Inc. and its subsidiaries as a whole, except where it is clear from the context that any of these terms refers only to The Yankee Candle Company, Inc.

      This prospectus includes statistical data regarding the candle and giftware industries which were obtained from industry publications, including reports generated by Unity Marketing, Kline & Company, Inc. and Giftbeat. These organizations generally indicate that they have obtained information from sources believed to be reliable.

YANKEE CANDLE

      We are the leading designer, manufacturer and branded marketer of premium scented candles in the growing giftware industry, based upon sales. We have a 34-year history of offering our distinctive products and marketing them as affordable luxuries and consumable gifts. Our candle products are available in approximately 190 fragrances and include a wide variety of jar candles, Samplers® votive candles, Tarts® wax potpourri, pillars and other candle products, all marketed under the Yankee Candle® brand. We also sell a wide range of coordinated candle accessories and branded fragranced non-candle products including Yankee Candle Car Jars® air fresheners, Yankee Candle™ Bath personal care products and various Yankee Candle® branded home fragrancing products including Housewarmer™ electric home fragrancers, potpourri, sachets, aerosol room sprays and fabric freshener sprays. We have a vertically integrated business model that enables us to produce high quality products, provide excellent customer service and achieve cost efficiencies.

      Our multi-channel distribution strategy enables us to offer Yankee Candle® products through a wide variety of locations and sources. We sell our products through an extensive and growing wholesale customer network of over 14,000 stores in North America, primarily in non-mall locations, and through our rapidly expanding retail store base located primarily in malls. As of June 28, 2003, we had 269 company-owned and operated stores in 42 states. We have grown our retail store base 38% annually from 1997 to 2002 and opened 45 new retail stores in each of 2000 and 2001 and 47 in 2002. In addition, our 90,000 square foot flagship store in South Deerfield, Massachusetts attracts an estimated 2.5 million visitors annually. We also sell our products directly to consumers through our catalogs and Internet web site (www.yankeecandle.com). Outside North America, we sell our products through 23 distributors in 26 countries and through our distribution center located in the United Kingdom.

      We operate in the domestic giftware industry. The domestic giftware industry has grown at an approximately 3% compound annual growth rate from approximately $48.6 billion in 1997 to reach approximately $56.2 billion in 2002, according to preliminary figures released by Unity Marketing, an independent market research firm, in its January/ February 2003 gift industry newsletter. According to Unity Marketing’s candle industry report issued in 2003, the domestic market for candles has grown at an approximately 5% compound annual growth rate from 1997 to 2002 to reach approximately $2.8 billion in 2002. According to Kline & Company, Inc., an international consulting firm, the premium scented candle segment, in which we compete, grew at an approximately 13% compound annual growth rate from 1997 to 2002, significantly exceeding the growth rate of the overall giftware market during that period. Kline has projected that the premium scented candle segment will continue to grow at a compound annual growth rate of approximately 4% from 2003 to 2007.

      From 1997 to 2002, we experienced compound annual revenue growth of 25% and compound annual pretax income growth of 33%. Each of our distribution channels has contributed to this growth. Retail, which includes the catalog and Internet business, has achieved 32% compound annual revenue growth since 1997 and accounted for 54% of our $444.8 million total sales in 2002. Wholesale, which includes international operations and earns higher segment margins than our retail channel, has achieved 18% compound annual revenue growth since 1997 and accounted for 46% of total sales in 2002. In 2002, our revenue increased 17% as compared to 2001, and was comprised of a 13% increase in retail sales and a 22% increase in wholesale sales. In 2002, net income increased 48% to $64.0 million from $43.3 million in 2001. We believe our growth is primarily based on the strength of the Yankee Candle® brand, our commitment to product quality, the efficiency of our vertically integrated manufacturing and logistics operations and the success of our multi-channel distribution strategy.

      The Yankee Candle Company, Inc. was incorporated in Massachusetts in 1976. Our principal executive offices are located at 16 Yankee Candle Way, South Deerfield, Massachusetts 01373 and our telephone number at that address is (413) 665-8306. Our World Wide Web site address is www.yankeecandle.com. The information in our web site is not incorporated by reference.

RISK FACTORS

      Investing in our common stock will provide you with an equity ownership interest in Yankee Candle. The value of your investment may increase or decrease. The occurrence of any of the following circumstances discussed below could materially and adversely affect our business, financial condition or results of operations which could result in the loss of all or part of your investment. You should carefully consider the following risks before deciding to invest in shares of our common stock.

If we fail to grow our business as planned our business could suffer and financial results could decline. As we grow it will be difficult to maintain our historical growth rates.

      We intend to continue to pursue a business strategy of increasing sales and earnings by expanding our retail and wholesale operations both in the United States and internationally. Our current plans are to grow internally and not by acquisition, although from time to time we do consider possible acquisition candidates. In particular, our retail growth strategy depends in large part on our ability to open new stores in both existing and new geographic markets. Since our ability to implement our growth strategy successfully will be dependent in part on factors beyond our control, including consumer preferences and the competitive environment, we may not be able to achieve our planned growth or sustain our financial performance. Our ability to anticipate changes in the candle and giftware industries, and identify industry trends, will be critical factors in our ability to remain competitive.

      We expect that, as we grow, it will become more difficult to maintain our historical growth rate, which could negatively impact our operating margins and results of operations. New stores typically generate lower operating margin contributions than mature stores because fixed costs, as a percentage of sales, are higher and because pre-opening costs are fully expensed in the year of opening. In addition, our retail sales generate lower margins than our wholesale sales. Our wholesale business has grown by increasing sales to existing customers and by adding new customers. If we are not able to continue this, our sales growth and profitability could be adversely affected. In addition, if we do not effectively manage our growth, we may experience problems such as the supply chain inefficiencies that occurred in 2000 due to overstaffing in our manufacturing and logistics operations. These inefficiencies were corrected in 2001 through a workforce reduction and the closing of our Salt Lake City distribution center, but resulted in a decline in our gross profit in the last quarter of 2000 and a restructuring charge of $8.0 million in 2001. We cannot assure you that we will continue to grow at a rate comparable to our historic growth rate or that our historic financial performance will continue as we grow.

We face significant competition in the giftware industry. This competition could cause our revenues or margins to fall short of expectations which could adversely affect our future operating results, financial condition and liquidity and our ability to continue to grow our business.

      We compete generally for the disposable income of consumers with other producers in the giftware industry. The giftware industry is highly competitive with a large number of both large and small participants. Our products compete with other scented and unscented candle and personal care products and with other gifts within a comparable price range, like boxes of candy, flowers, wine, fine soap and related merchandise. Our retail stores compete with franchised candle store chains, specialty candle stores and gift and houseware retailers. Some of our competitors are part of large, diversified companies which have greater financial resources and a wider range of product offerings than we do. This competitive environment could adversely affect our future revenues and profits, financial condition and liquidity and our ability to continue to grow our business.

A material decline in consumers’ discretionary income could cause our sales and income to decline.

      Our results depend on consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the September 11, 2001 terrorist attacks on the United States or which result from the threat of war or the possibility of further terrorist attacks. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales and income.

Because we are not a diversified company and are effectively dependent upon one industry, we have less flexibility in reacting to unfavorable consumer trends, adverse economic conditions or business cycles.

      We rely primarily on the sale of premium scented candles and related products in the giftware industry. In the event that sales of these products decline or do not meet our expectations, we cannot rely on the sales of other products to offset such a shortfall. As a significant portion of our expenses is comprised of fixed costs, such as lease payments, our ability to decrease expenses in response to adverse business conditions is limited in the short term. As a result, unfavorable consumer trends, adverse economic conditions or changes in the business cycle could have a material and adverse impact on our earnings.

If we lose our senior executive officers, our business could be disrupted and our financial performance could suffer.

      Our success is substantially dependent upon the retention of our senior executive officers. If our senior executive officers become unable or unwilling to participate in our business, our future business and financial performance could be materially affected.

Many aspects of our manufacturing and distribution facilities are customized for our business; as a result, the loss of one of these facilities would disrupt our operations.

      Approximately 76% of our sales in 2002 were generated by products we manufactured at our manufacturing facility in Whately, Massachusetts and we rely primarily on our distribution facilities in South Deerfield, Massachusetts to distribute our products. Because most of our machinery is designed or customized by us to manufacture our products, and because we have strict quality control standards for our products, the loss of our manufacturing facility, due to natural disaster or otherwise, would materially affect our operations. Similarly, our distribution facilities rely upon customized machinery, systems and operations, the loss of which would materially affect our operations. Although our manufacturing and distribution facilities are adequately insured, we believe it would take up to twelve months to resume operations at a level equivalent to current operations.

Seasonal, quarterly and other fluctuations in our business, and general industry and market conditions, could affect the market for our common stock.

      Our sales and operating results vary from quarter to quarter. We have historically realized higher sales and operating income in our fourth quarter, particularly in our retail business, which accounts for a large portion of our sales. We believe that this has been due primarily to an increase in giftware industry sales during the holiday season of the fourth quarter. As a result of this seasonality, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, we may also experience quarterly fluctuations in our sales and income depending on various factors, including, among other things, the number of new retail stores we open in a particular quarter, changes in the ordering patterns of our wholesale customers during a particular quarter, and the mix of products sold.

      Most of our operating expenses, such as rent expense, advertising and promotional expense and employee wages and salaries, do not vary directly with sales and are difficult to adjust in the short term. As a result, if sales for a particular quarter are below our expectations, we might not be able to proportionately reduce operating expenses for that quarter, and therefore a sales shortfall could have a disproportionate effect on our operating results for that quarter. Further, our comparable store sales from our retail business in a particular quarter could be adversely affected by competition, economic or other general conditions or our inability to execute a particular business strategy. As a result of these factors, we may report in the future sales, operating results or comparable store sales that do not match the expectations of market analysts and investors. This could cause the trading price of our common stock to decline. In addition, broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

Public health epidemics, such as Severe Acute Respiratory Syndrome, may affect our operating results.

      Approximately 12% of our sales in 2002 were generated by products, primarily accessories, that we purchased overseas. Substantially all of these products were purchased from East Asia. A sustained interruption of the operations of our suppliers, as a result of the impact of Severe Acute Respiratory Syndrome or other similar health epidemics, could have an adverse effect on our ability to receive timely shipments of certain of our products and could result in scrutiny or embargoing of goods produced in infected areas.

Provisions in our corporate documents and Massachusetts law could delay or prevent a change in control of Yankee Candle.

      Our Articles of Organization and By-Laws may discourage, delay or prevent a merger or acquisition involving Yankee Candle that our stockholders may consider favorable, by:

•	authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

•	providing for a classified board of directors, with staggered three-year terms; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings.

      Massachusetts law may also discourage, delay or prevent someone from acquiring or merging with us. For a description of these provisions, you should read “Description of Capital Stock.”

We do not currently intend to pay dividends on our capital stock.

      We have never paid a cash dividend on our common stock as a public company and we do not currently intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, our financial condition, contractual and legal restrictions, and other factors deemed relevant by our board of directors. Under the terms of our existing credit agreement (which is scheduled to expire on June 30, 2004), we may not declare or pay dividends on our common stock unless our ratio of consolidated total debt to consolidated EBITDA (as defined in our credit agreement) is less than or equal to 2:1 or our aggregate principal amount of loans and letters of credit outstanding is less than $100 million. Although we currently meet this requirement, we do not currently intend to pay dividends.

This prospectus includes forward-looking statements which could differ from actual future results.

      This prospectus, any prospectus supplement we may use in connection with this prospectus, and the documents we incorporate by reference in this prospectus contain forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “thinks” and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described above, that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, we cannot assure you that our goals will be achieved and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update or revise them or provide reasons why actual results may differ.

USE OF PROCEEDS

      We will not receive any proceeds from any sale of shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock by each of the selling stockholders. All of the shares owned by each of the selling stockholders are being registered for offer and sale pursuant to this prospectus and if all of such shares are sold pursuant to this prospectus, neither of the selling stockholders will own any shares of our common stock.

	Number of Shares	Percentage of
Name	Beneficially Owned(1)	Outstanding Shares(2)

Forstmann Little & Co. Equity Partnership-V, L.P.(3)	5,617,769	10.52%
Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P.(3)	3,699,506	6.93%

(1)	The number of shares beneficially owned is calculated in accordance with applicable SEC rules.

(2)	Percentage ownership calculations are based on 53,396,458 shares of common stock outstanding as of August 12, 2003.

(3)	The general partner of Forstmann Little & Co. Equity Partnership-V, L.P., a Delaware limited partnership (“Equity-V”), is FLC XXX Partnership, L.P., a New York limited partnership of which Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister and Winston W. Hutchins are general partners. The general partner of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P., a Delaware limited partnership (“MBO-VI”), is FLC XXIX Partnership, L.P., a New York limited partnership of which Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes are general partners. Accordingly, each of the individuals named above, other than Mr. Lister, with respect to MBO-VI, and Ms. Nicholls and Mr. Holmes, with respect to Equity-V and MBO-VI, for the reasons described below, may be deemed the beneficial owners of shares owned by Equity-V and MBO-VI. Mr. Lister, with respect to MBO-VI, and Ms. Nicholls and Mr. Holmes, with respect to Equity-V and MBO-VI, do not have any voting or investment power with respect to, or any economic interest in, the shares of common stock held by Equity-V or MBO-VI; and, accordingly, Mr. Lister, Ms. Nicholls and Mr. Holmes are not deemed to be the beneficial owners of these shares. FLC XXX Partnership is a limited partner of Equity-V. None of the other limited partners in each of MBO-VI and Equity-V is otherwise affiliated with Yankee Candle, or Forstmann Little & Co. The address of Equity-V and MBO-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153. The address for Mr. Theodore J. Forstmann, Ms. Sandra J. Horbach, Messrs. Thomas H. Lister, Winston W. Hutchins and Gordon A. Holmes, and Ms. Jamie C. Nicholls is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

Relationship with the Selling Stockholders

      We are party to a management rights agreement with each of the selling stockholders under which each selling stockholder has, for so long as it owns any shares of our common stock, the right to designate a nominee for election to our board of directors, and we are obligated to solicit proxies in favor of such nominee and to use reasonable efforts to cause such person to be elected as a director. These management rights agreements also give each selling stockholder rights to consult with our management and access to our books and records. For as long as the selling stockholders continue to own shares of our common stock and the management rights agreements remain in effect, the selling stockholders may have significant influence on our management and policies.

      Currently, three of our directors — Theodore J. Forstmann, Sandra J. Horbach and Jamie C. Nicholls — are general partners of Forstmann Little & Co. (“FLC”), an affiliate of each of the selling stockholders. Following the termination of the management rights agreements referenced above, we expect that at least two of the foregoing directors would, over a reasonable and orderly transitional period, be replaced by new, independent directors.

      We are also party to a registration rights agreement with each of the selling stockholders, under which we have granted the selling stockholders the right to require us to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering resales of all shares of common stock held by the selling stockholders. The registration rights agreement also grants “piggy-back” registration rights to the selling stockholders, permitting them to include their shares of common stock in a registration of securities by us. The registration rights agreement also obligates us to pay the expenses of these registrations.

      We reimburse FLC for certain direct business expenses incurred on our behalf by FLC in its capacity as manager for the selling stockholders. We paid FLC a total of $95,290 in reimbursement for such expenses during 2002 ($57,510 of which related to the reimbursement of expenses incurred in 2001 and invoiced and paid in 2002) and a total of $3,116 in reimbursement for such expenses during the first six months of 2003. We expect that, after such time as the selling stockholders sell the shares of our common stock owned by them, this expense reimbursement arrangement will be limited to the reimbursement of expenses incurred by any FLC general partners in their capacity as directors of Yankee Candle.

DESCRIPTION OF CAPITAL STOCK

Overview

      Yankee Candle’s authorized capital stock consists of 300,000,000 shares of common stock, $.01 par value per share, and 100,000,000 shares of preferred stock, $.01 par value per share.

      As of August 12, 2003, there were 53,396,458 shares of common stock outstanding and no shares of preferred stock outstanding.

      The following summary contains material information relating to provisions of Massachusetts law and Yankee Candle’s Articles of Organization and By-Laws.

Common Stock

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably the dividends, if any, as may be declared by the board of directors out of legally available funds. Upon the liquidation, dissolution or winding-up of Yankee Candle, holders of common stock are entitled to receive ratably the net assets of Yankee Candle available for distribution after the payment of all liabilities of Yankee Candle and the payment of any required amounts to the holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares sold in the offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that Yankee Candle may designate and issue in the future.

Preferred Stock

      The board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 100,000,000 shares of preferred stock, and to issue shares of preferred stock.

Each class or series of preferred stock will cover the number of shares and will have the preferences, voting powers, qualifications and special or relative rights or privileges as is determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

      The purpose of authorizing the board of directors to establish preferred stock is to eliminate delays associated with a stockholders vote on the creation of a particular class or series of preferred stock. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging, delaying or preventing an acquisition of Yankee Candle at a price which many stockholders find attractive. These provisions could also make it more difficult for stockholders of Yankee Candle to effect corporate actions, including the election of directors. Yankee Candle has no present plans to issue any shares of preferred stock.

Articles of Organization, By-Laws and Massachusetts Law

      Yankee Candle’s Articles of Organization and By-Laws and Massachusetts law contain specific provisions that could be deemed to have anti-takeover effects that discourage, delay or prevent an acquisition of Yankee Candle and make it more difficult for stockholders of Yankee Candle to effect corporate actions, including the election of directors.

      Massachusetts law provides that stockholders may take action without a meeting only by the unanimous written consent of all stockholders entitled to vote. Yankee Candle’s By-Laws require Yankee Candle to call a special meeting of stockholders only at the request of stockholders holding at least 50% of the outstanding voting stock of Yankee Candle, or a lesser percentage as may be required by law. Any stockholder who wishes to solicit requests to call a special meeting must comply with the procedures specified in the By-Laws.

      Yankee Candle’s By-Laws provide that nominations for directors may not be made by stockholders at any annual or special meeting of stockholders unless the stockholder intending to make a nomination notifies Yankee Candle of the nomination a specific number of days in advance of the meeting and furnishes to Yankee Candle detailed information regarding the stockholder and the intended nominee. The By-Laws also require advance notice of any proposal to be brought by a stockholder before any annual or special meeting of stockholders and the provision of detailed information to Yankee Candle regarding the stockholder and the proposal.

      Yankee Candle is subject to the provisions of Section 50A of Chapter 156B of the Massachusetts General Laws, which requires that Yankee Candle have a classified, also called staggered, board of directors. This statute requires that the classified board consist of three classes, as nearly equal in size as possible, and provides that directors may be removed only for cause, as defined in the statute. Yankee Candle’s By-Laws contain provisions that implement a classified board of directors.

      Yankee Candle is subject to the provisions of Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits Yankee Candle from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

•	prior to that date, the board of directors approved either the business combination or the transaction in which the person became an interested stockholder;

•	the interested stockholder acquires, in the transaction in which that person becomes an interested stockholder, at least 90% of the outstanding voting stock of Yankee Candle, excluding shares held by affiliates and employee benefit plans of Yankee Candle; or

•	the business combination is approved by the board of directors and by the holders of two-thirds of the outstanding voting stock of Yankee Candle, excluding shares held by the interested stockholder, voting at a meeting.

      In general, an “interested stockholder” is a person who owns 5%, 15% in the case of a person eligible to file a Schedule 13G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to those shares, or more of the outstanding voting stock of Yankee Candle; or who is an affiliate or associate of Yankee Candle and was the owner of 5%, 15% in the case of a person eligible to file a Schedule 13G, or more of the outstanding voting stock within the prior three years. A “business combination” generally includes a merger, consolidation, stock or asset sale, and any other transaction with the interested stockholder resulting in a financial benefit, except proportionately as a stockholder of Yankee Candle, to the interested stockholder. Yankee Candle may at any time amend its Articles of Organization or By-Laws, by a vote of the holders of a majority of its voting stock, to elect not to be governed by Chapter 110F. An amendment would not be effective for 12 months and would not apply to a business combination with any person who became an interested stockholder prior to the date of the amendment.

      Yankee Candle’s By-Laws include a provision that excludes Yankee Candle from the applicability of Chapter 110D of the Massachusetts General Laws. In general, this statute provides that any stockholder who acquires 20% or more of the outstanding voting stock of a corporation subject to this statute may not vote that stock unless the disinterested stockholders of the corporation so authorize. In addition, the statute permits a corporation to provide in its Articles of Organization or By-Laws that the corporation may redeem for fair value all of the shares acquired in a control share acquisition if the interested stockholder does not deliver a control share acquisition statement or if the interested stockholder delivers a control share acquisition statement but the stockholders of the corporation do not authorize voting rights for those shares. The board of directors may amend the By-Laws at any time to subject Yankee Candle to this statute prospectively.

      Yankee Candle’s Articles of Organization provide that transactions involving the sale, lease or exchange of all or substantially all of Yankee Candle’s assets and the merger or consolidation of Yankee Candle with another corporation may be authorized by vote of the holders of a majority of the outstanding voting stock, or if there are two or more classes of voting stock, by a majority of each class, rather than by two-thirds as is otherwise provided by Massachusetts law.

      Yankee Candle’s Articles of Organization provide that no director of Yankee Candle shall be personally liable for monetary damages to Yankee Candle or to its stockholders for a breach of fiduciary duty as a director. This provision does not eliminate or limit liability:

•	for any breach of the director’s duty of loyalty to Yankee Candle or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 61 or 62 of Chapter 156B of the Massachusetts General Laws, dealing with liability for unauthorized distributions and loans to corporate insiders; or

•	for any transaction from which the director derived an improper personal benefit.

      Yankee Candle’s Articles of Organization also provide for the indemnification of Yankee Candle’s directors and officers to the fullest extent permitted by Massachusetts law, including under circumstances in which indemnification would otherwise be discretionary. In addition, Yankee Candle has entered into indemnity agreements with each of its directors and officers providing similar benefits.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

PLAN OF DISTRIBUTION

      We are registering the shares of common stock covered by this prospectus on behalf of the selling stockholders. As used in this prospectus, the term selling stockholder may, to the extent permitted by applicable law, include any persons who obtain, after the date of this prospectus, shares of common stock from a selling stockholder as a gift, pledge, partnership distribution or other private transaction. The selling stockholders may offer and sell these shares of common stock from time to time in one or more of, or a combination of, the following transactions:

•	on the New York Stock Exchange;

•	in private transactions other than on the New York Stock Exchange;

•	to one or more underwriters for a public offering and sale by them;

•	purchases (including block trades) by broker-dealers as principal in which such broker-dealer intends to resell the shares for its own account pursuant to this prospectus;

•	by pledge or on foreclosure of a pledge; and

•	in option transactions.

      The selling stockholders may sell the shares of common stock covered by this prospectus at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

      Broker-dealers or other persons who purchase or sell the shares covered by this prospectus may receive discounts or commissions from the selling stockholders, or they may receive commissions from purchasers of shares for whom they acted as agents, or both. Any broker-dealer that participates in the distribution of the shares may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with such sales, and any profit on the sale of shares by it and any fees and commissions received by it may be deemed to be underwriting discounts and commissions. Broker-dealers or other persons engaged by the selling stockholders may allow other broker-dealers or other persons to participate in resales. If a broker-dealer purchases shares as a principal, it may resell the shares for its own account under this prospectus.

      At the time a particular offering of the shares is made hereunder, to the extent required by law, a prospectus supplement will be distributed which will set forth the name of each selling stockholder, the number of the shares of common stock being offered and the terms of the offering, including the purchase price or public offering price, the names of any participating underwriters, broker-dealers or agents, the purchase price paid by any underwriter for the shares of common stock purchased from the selling stockholders, any discounts, commissions or other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed, reallowed or paid to dealers.

      Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

      On May 9, 2003, we announced that our board of directors has authorized the repurchase of up to $100 million of our common stock from time to time on the open market or in privately negotiated transactions. The repurchase program is being funded using cash generated from operating activities and/or borrowings under our credit agreement. The terms, timing and amount of any shares repurchased are determined by our management and a committee of our board of directors, based on their evaluation of market conditions and other factors. We may elect to purchase, under this repurchase program, a portion of the shares of common stock held by the selling stockholders and covered by this prospectus.

      Pursuant to the terms of a registration rights agreement among us and the selling stockholders, we have agreed to pay all expenses relating to the registration of the shares covered by this prospectus under the Securities Act, including all registration and filing fees, printing expenses, fees and expenses of our counsel and accountants, and fees and expenses of counsel to the selling stockholders. The selling stockholders will pay the underwriting discounts and commissions, if any, relating to the sale of the shares. The registration rights agreement also provides that we will indemnify the selling stockholders, persons affiliated with them, and any participating underwriters against certain liabilities to which they may become subject in connection with the offering and sale of the shares contemplated by this prospectus.

LEGAL MATTERS

      The validity of the shares of common stock covered by this prospectus will be passed upon for Yankee Candle by Hale and Dorr LLP, Boston, Massachusetts.

EXPERTS

      The consolidated financial statements of Yankee Candle as of December 29, 2001 and December 28, 2002 and for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference in this prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      Yankee Candle is subject to the informational requirements of the Exchange Act and files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy and information statements and other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also access filed documents at the SEC’s web site at www.sec.gov.

      We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act. The registration statement contains additional information about Yankee Candle and the securities. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at prescribed rates at the locations above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We are incorporating by reference certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering by the selling stockholders.

•	Our Annual Report on Form 10-K for the fiscal year ended December 28, 2002, filed with the SEC on March 27, 2003, as amended by Forms 10-K/ A amending our Annual Report, filed with the SEC on May 5, 2003 and August 19, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2003, filed with the SEC on May 9, 2003, as amended by Form 10-Q/ A amending our Quarterly Report, filed with the SEC on August 19, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2003, filed with the SEC on August 11, 2003; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on May 21, 1999, as amended.

      A statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

      You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

The Yankee Candle Company, Inc.

16 Yankee Candle Way
South Deerfield, Massachusetts 01373
(413) 665-8306

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

9,317,275 Shares

The Yankee Candle Company, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.